SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        This report on Form 6-K of the Registrant consists of the Registrant’s audited consolidated financial statements for the year ended December 31, 2003, which are attached hereto and incorporated by reference herein.

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

Exhibit 1

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

AREL COMMUNICATIONS AND SOFTWARE LTD.

We have audited the consolidated balance sheets of Arel Communications and Software Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
February 11, 2004, except for notes 3c and 7c for which the date is March 30, 2004	Certified Public Accountants (Isr.)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	U.S. dollars in thousands

Assets
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 1i)	3,897	10,354
Short-term investments (note 4)	4,106	129
Accounts receivable (note 11a):
Trade	3,098	2,455
Other	614	434
Inventories (note 1d)	534	1,168

Total current assets	12,249	14,540

INVESTMENT IN ARELNET LTD. (note 2)	125	125

PROPERTY AND EQUIPMENT (note 5):
Cost	2,085	2,183
Less - accumulated depreciation and amortization	1,664	1,493

	421	690

OTHER ASSETS (note 11b)	683	85

Total assets	13,478	15,440

) Izhak Gross

Chairman of the Board	)

) Philippe Szwarc

Chief Executive Officer	)

) Danny Yelin

Chief Financial Officer	)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS (continued)

	December 31,

	2003	2002

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 10):
Short-term bank credit and current maturities of long-term loan	52	27
Accounts payable and accruals:
Trade	489	801
Accrued restructuring costs	22	852
Deferred revenues	294	2,165
Other (note 11c)	3,718	3,157

Total current liabilities	4,575	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of amount funded (note 6)	391	371
Other (note 11d)		48

Total long-term liabilities	391	419

COMMITMENTS AND CONTINGENT LIABILITY (note 7)

Total liabilities	4,966	7,421

SHAREHOLDERS’ EQUITY (note 8):
Share capital - ordinary shares of NIS 0.001 par value (authorized - December 31, 2003 and December 31, 2002 30,000,000; issued and outstanding: December 31, 2003 - 13,055,739 shares and December 31, 2002 - 12,855,739 shares)	4	4
Capital surplus	52,760	52,740
Warrants and options	1,395	1,395
Accumulated deficit	(45,647)	(46,120)

Total shareholders’ equity	8,512	8,019

Total liabilities and shareholders’ equity	13,478	15,440

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands (except per share amount)

REVENUES (note 13):
Sales	6,198	3,605	8,178
Services	3,920	2,336	1,234

	10,118	5,941	9,412

COST OF SALES AND SERVICES (note 12a)	3,701	3,604	4,321

GROSS PROFIT	6,417	2,337	5,091
RESEARCH AND DEVELOPMENT EXPENSES – net (note 12b)	1,591	2,218	1,943

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 12c)	4,195	6,439	9,323
AMORTIZATION OF GOODWILL		283	1,795
IMPAIRMENT OF GOODWILL (note 1m)		4,575	14,576
RESTRUCTURING EXPENSES AND IMPAIRMENT OF PROPERTY AND EQUIPMENT (note 12d)		2,301	961

OPERATING INCOME (LOSS)	631	(13,479)	(23,507)
FINANCIAL INCOME (EXPENSE) - net	(158)	102	883
IMPAIRMENT OF INVESTMENT IN ARELNET LTD. (note 2c)		279	2,890

NET INCOME (LOSS) FOR THE YEAR	473	(13,656)	(25,514)

BASIC AND DILUTED INCOME (LOSS) PER SHARE (note 1l)	0.04	(1.06)	(1.98)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) BASIC AND DILUTED	13,890	12,856	12,856

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
			Capital surplus	Warrants and options	Accumulated deficit	Total
	Number of shares	Amount

		U.S. dollars in thousands

BALANCE AT JANUARY 1, 2001	12,853,739	4	52,738	1,395	(6,950)	47,187
CHANGES DURING 2001:
Loss					(25,514)	(25,514)
Exercise of options	2,000	*	2			2

BALANCE AT DECEMBER 31, 2001	12,855,739	4	52,740	1,395	(32,464)	21,675
CHANGES DURING 2002 -
Loss					(13,656)	(13,656)

BALANCE AT DECEMBER 31, 2002	12,855,739	4	52,740	1,395	(46,120)	8,019
CHANGES DURING 2003:
Net income					473	473
Exercise of options	200,000	*				*
Employee stock-based compensation			20			20

BALANCE AT DECEMBER 31, 2003	13,055,739	4	52,760	1,395	(45,647)	8,512

*     Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	473	(13,656)	(25,514)
Adjustments required to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	318	588	801
Impairment of property and equipment		750
Amortization of goodwill		283	1,795
Impairment of goodwill		4,575	14,576
Employee stock-based compensation	20
Decline in value of investment in Arel Net Ltd.		279	2,890
Allowance for doubtful accounts	(24)	170	23
Accrued employee rights upon retirement - net	20	60	(45)
Capital loss on disposal of property and equipment		36	61
Loss (gain) on realization and changes in value of marketable securities - net	(10)	10	5
Other – net	(7)	1	4
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	(619)	880	4,802
Decrease (increase) in other accounts receivable	(180)	245	438
Increase (decrease) in accounts payable and accruals (including long-term)	(2,452)	1,422	(1,298)
Decrease in inventories	634	1,097	16

Net cash used in operating activities	(1,827)	(3,260)	(1,446)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(78)	(174)	(259)
Disposal of property and equipment	29
Proceeds from disposal of property and equipment		186	138
Investment in Arelnet Ltd.			(911)
Long-term bank deposit	(500)
Amounts carried to other assets	(100)
Collection of long-term loan to an employee	9	25	6
Short-term bank deposits – net	(3,969)	8,172	(6,523)
Acquisition of marketable securities	(6)	(4)	(3)
Proceeds from sale of marketable securities	8	33	306

Net cash provided by (used in) investing activities	(4,607)	8,238	(7,246)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants and options			2
Repayment of long-term loan	(12)	(1)
Short-term bank credit - net	(11)	(5)	(6)

Net cash used in financing activities	(23)	(6)	(4)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,457)	4,972	(8,696)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,354	5,382	14,078

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	3,897	10,354	5,382

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest	-,-	2	14

Income taxes	30	81	26

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a.	General:

	1)	Nature of operations

Arel Communications and Software Ltd. (the “Company”) is an Israeli corporation which, with its wholly-owned subsidiaries (the “Group”), designs, develops, produces, markets, integrates and supports, on a worldwide basis, conferencing and E-learning applications through its Integrated Conferencing Platform tm (ICP). The Group is also engaged in interactive video, network integration and network services, through one of its subsidiaries, which was acquired in 2000, see note 3. As to restructuring programs relating to the activities of interactive video data and integration services, see note 12d.

As to principal markets, customers and reporting segments of the Group - see note 13.

	2)	Functional currency

The currency of the primary economic environment in which the operations of the Group are conducted is the U.S. dollar (“dollar”).  Most of the sales of the Group’s products are made outside Israel in dollars. Most purchases of materials and components are made outside Israel in dollars. In addition, most marketing costs are incurred in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories deriving from non-monetary items are based on historical exchange rates.  The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

	3)	Principles of accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in United States of America. Information relating to the nature and effect of such differences is presented in note 15.

	4)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. The most significant estimates relate to revenue recognition and impairment of goodwill and other long-lived assets. Actual results could differ from those estimates.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Marketable securities

These securities - are classified as “trading securities” (except for investment in shares constituting “permanent investment”, as described below) and stated at market value. The changes in market value of these securities are carried to financial income or expenses.

Investment in shares which the Company intends to hold for a long period (“permanent investment”) is stated at cost, net of impairment which is not of a temporary nature (see also note 2).

d.	Inventories - raw materials and components

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out” basis.

e.	Property and equipment:

These assets are stated at cost and are depreciated by the straight-line method, over their estimated useful life.
Annual rates of depreciation are as follows:

	%

Vehicles	15
Computer equipment	33
Office furniture and equipment	7-15	(mainly 7%	)

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

f.	Revenue recognition:

	1)	Sale of products

The Company recognizes revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed and determinable and collectability is deemed probable. The Company does not, in the normal course of business, provide a right of return to its customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.

In some cases, the Company grants its customers an evaluation period, usually several months, to evaluate the product prior to purchase. The Company does not recognize revenue from products shipped to customers for evaluation until such products are actually purchased.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	2)	Services rendered

Revenue from services rendered is recognized rateably over the contractual period or as services are performed.

g.	Research and development

Research and development expenses are charged to income as incurred. Royalty-bearing grants received from government departments for development of approved projects are recognized as a reduction of research and development expenses as the related cost is incurred, (see also note 7a(1)).

h.	Deferred taxes:

1)

Deferred income taxes are created for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the reported cumulative net losses in all prior years, management has determined that the future realization of the tax benefit is not sufficiently assured. Consequently, a full valuation allowance has been provided in respect of the net deferred tax assets, see note 9f.

2)

Upon the distribution of dividends from the tax-exempt income of an “approved enterprise” (see also note 9), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends. Therefore, no deferred income taxes have been provided in respect of such tax exempt income.

3)

The Group may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividend which would involve additional tax liability to the Group in the foreseeable future.

4)

Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

i.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (maturing up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Advertising expenses

Advertising expenses are charged to income as incurred and amounted to approximately $42,000, $34,000 and $194,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

k.	Concentration of credit risks and allowance for doubtful accounts

The Group’s cash and cash equivalents, short and long-term investments as of December 31, 2003 and 2002, were deposited in major financial institutions in Israel and in the United States. The Company is at the opinion that the credit risk in respect of these balances is remote.

A substantial part of the Group’s revenues is derived from a limited number of customers (see note 13). The Company evaluates the collectibility of the trade balances on a regular basis. The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

l.	Net income (loss) per share:

1)

Basic and diluted per share data have been determined on the basis of the weighted average number of issued and outstanding shares during the year and the shares issuable upon the exercise of options and warrants granted, the exercise of which is probable as of the balance sheet date.

2)

In computing the per share data in 2003, 835,000 shares in respect of assumed exercise of options were included in the weighted average number of shares and imputed interest of $34,000 was added to net income.

3)

Diluted per share - the effect of adding the shares issuable upon the exercise of options and warrants granted, the exercise of which is not probable, is anti dilutive at all reporting periods. Therefore, loss per share basic and diluted data is identical for all reported periods.

m.	Impairment of long-lived assets

In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board - “Impairment of Assets”, became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company’s non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

According to the provisions of this standard, commencing 2003 the company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets.  When such indicators of impairment are present, the company evaluates whether the carrying value of the asset in the company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company.  The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs.  A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income.  Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

The adoption of this standard has not had any effect on the company or its subsidiaries, since through December 31, 2002, the company and its subsidiaries applied provisions for assessing and recording impairment of assets, based on the U.S. standard, FAS 121.

n.	Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and the related interpretations in accounting for its stock option plan grants to employees and directors. Under APB 25, compensation expense is computed under the intrinsic value method of accounting to the extent that the fair value of the underlying shares on the date of grant exceeds the exercise price of the stock option. It is the Company’s policy to grant options to employees at an exercise price equal to the fair value of the underlying shares on the date of grant.

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 123 “SFAS 123” in accounting for stock options granted to non-employees. Under SFAS 123, these equity transactions are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of the equity instruments is calculated under a fair value based method of accounting, using the Black-Scholes option-pricing model.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Recently issued accounting pronouncement

In October 2001, the Israel Accounting Standards Board (“the IASB”) issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004.

Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13 – “Effect of Changes in Foreign Currency Exchange Rates”, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

Since the company’s financial statements are drawn up in U.S. dollar and based on the provisions in paragraph 4 to Israeli Accounting Standard No. 13, at this stage, it is expected that the implementation of these standards will have no effect on the company’s reporting of its operating results, and the company will continue using the U.S. dollar – the primary currency in which the Company conducts its operations – to measure its operations.

p.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - INVESTMENT IN ARELNET LTD. (“Arelnet”):

a.	On June 8, 2000, the Company distributed 2,900,040 ordinary shares, out of 4,824,000 ordinary shares held by the Company, of Arelnet, a subsidiary of the Company, to its shareholders (the “spin-off”).

b.

In May 2001, the Company participated in Arelnet’s rights offering and purchased 76.958 units under Arelnet’s prospectus dated May 30, 2001. Each unit is comprised of 45 ordinary shares of Arelnet and 20 options for which the Company paid approximately $829,000 at such time.

On June 30, 2003, all options received in Arelnet’s offering expired. In addition, in September 2001 the Company acquired 600,978 shares of Arelnet at approximately $82,000.

c.

Following the spin-off and the above transaction, the Company holds approximately 17.9% of the outstanding share capital of Arelnet and has no significant influence over Arelnet. Accordingly, such investment is stated at cost, net of impairment.

d.

In 2002 and 2001, the Company recorded an impairment charge of $279,000 and $2,890,000 with respect to the investment in Arelnet, respectively, as a result of decrease in the value of the shares of Arelnet.

NOTE 3 - INVESTMENT IN W2COM LLC(“W2COM”):

a.

On August 8, 2000, the Company acquired certain of the assets and liabilities, and the activities of W2COM, which was engaged in interactive video, network integration, network services, and distance learning services, for an aggregate cash consideration of $2,250,000, and for 3,681,818 ordinary shares of NIS 0.001 par value of the Company. Of the 3,681,818 shares, 272,727 shares (“the guarantee shares”)were placed in escrow for the purpose of indemnifying the Company if the acquired business did not achieve the specified revenue and earning levels determined in the agreement.  In addition, 777,272 of the 3,681,818 shares were placed in escrow for the purpose of indemnifying the Company in the event of misrepresentation made by W2COM, and for adjustments to be made to the working capital and the failure to collect pre-existing accounts receivables following the closing. For accounting purposes, in accordance with APB 16 the guarantee shares were held back from the Purchase Consideration and were not recorded as a liability nor presented as outstanding shares.

b.	The acquisition of W2COM was accounted for under the purchase method.

The Company has allocated the purchase price as follows: Approximately $2.5 million was attributed to defined assets net of defined liabilities, the remainder of the purchase price - approximately $21 million, was attributed to goodwill, which was amortized over a period of 10 years.  Approximately $1.1 million of expenses related to the acquisition of the business was considered part of the purchase price, of which a portion was attributed to the goodwill.

On September 30, 2002 and September 30, 2001, due to the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and network integration services and the continuing decline in the market, the Company evaluated the carrying amount of the goodwill acquired in this transaction. Accordingly and following estimates of discounted future cash flows, impairment loss of approximately $14.6 million was recorded in 2001 and the balance of the goodwill - $4.6 million, was written off in 2002. Goodwill amortization expenses were approximately $283,000 and $1,795,000 in 2002 and 2001, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – INVESTMENT IN W2COM LLC (continued):

c.

In June 2002, the Company filed a claim against W2COM for non-compliance with the conditions determined in the agreement, demanding that the shares deposited with the trustee (both the Guarantee Shares and the 777,272 shares)  be returned to the Company with the addition of damages in the amount of $4 million.  W2COM has filed a counter claim against the Company for damages in the amount of $4 million.

In 2003, the parties have reached an arrangement. According to this arrangement, W2COM is to pay the Company $500,000 and give back to the Company 200,000 of the Guarantee Shares; the remaining shares (72,727 of the Guarantee Shares and the 777,272 shares) would be kept by W2COM. The arrangement was approved by the court in March 2004, and will be reflected in the accounts in the first quarter of 2004, as follows: 72,727 of the Guarantee Shares (previously considered for accounting purposes as contingent consideration) will be recorded as issuance of shares and the balance of the cash payment, net of the value of the shares issued, will be recorded as other income in the statement of operations.

NOTE 4 - SHORT-TERM INVESTMENTS:

	Interest rates at December 31,	December 31

	2003	2003	2002

	%	U.S. dollars in thousands

Short-term bank deposits:
Linked to the dollar	1-1.2	1,610
Linked to the NIS	6.1	2,359
Marketable securities -
Israeli Government bonds - linked to the NIS		137	129

		4,106	129

NOTE 5 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

Cost:
Vehicles	175	175
Computer equipment	1,204	1,296
Office furniture and equipment	363	404
Leasehold improvements	343	308

	2,085	2,183

Accumulated depreciation and amortization:
Vehicles	68	28
Computer equipment	1,057	1,060
Office furniture and equipment	247	215
Leasehold improvements	292	190

	1,664	1,493

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY AND EQUIPMENT (continued):

b.	Depreciation and amortization of property and equipment totalled approximately $318,000, $588,000, and $801,000 in 2003, 2002, and 2001 respectively.

c.	In 2002, the Company recorded $750,000 as impairment of property and equipment expenses in the consolidated statements of operations in connection with restructuring plan, see note 12d.

d.	As to lease commitments in respect of the Group’s premises, see note 7b.

e.	As to long-term loan and related pledge in respect of a vehicle, see note 11c.

NOTE 6 - ACCRUED SEVERANCE PAY LIABILITY

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The amounts accrued and the portion funded by insurance policies are reflected in the financial statements as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

Amount accrued	874	759
Less - amount funded	483	388

Unfunded balance, as presented in the balance sheets	391	371

The amounts of accrued severance pay, as above, cover the Group’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

The Group may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

Severance pay expenses for the years ended December 31, 2003, 2002, and 2001, totalled approximately $207,000, $100,000, and $109,000, respectively.

The Company expects to contribute in 2004, approximately $126,000 to the insurance companies in respect of its severance pay obligation.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITY:

a.	Royalty commitments:

1)

The Company is committed to pay royalties to the Government of Israel in respect of products in the research and development of which the Government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the participations were received, successful development of the related projects was not assured. Royalties due to the Government - should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999, with the addition to dollar Libor interest).

In the case of failure of a project, that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any such royalties to the Government.  As of December 31, 2003, the maximum amount of the contingent liability in respect of royalties to the Government, amounts to approximately $2,100,000.

Royalty expenses totalled approximately $24,000, $37,000 and $0 in 2003, 2002 and 2001, respectively.

2)

The Company is committed to pay royalties to the Government of Israel in respect of marketing expenses, in which the Government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. In the case of no increase in export sales, the Company is not obligated to pay any such royalties to the Government. At December 31, 2003, the maximum contingent liability in respect of these royalties amounted to approximately $280,000.

Royalty expenses totalled approximately $84,000, $0 and $0 in 2003, 2002 and 2001, respectively.

b.	Operating lease commitments:

	1)	The Company has a lease agreement - expiring on February 1, 2004, for its premises in Israel.

In December 2003, the Company signed a new lease agreement for new premises in Israel, starting on March 1, 2004 and expiring at February 28, 2009. The rental payments for these premises, are payable in Israeli currency and linked to the Israeli consumer price index (the “Israeli CPI”).

	2)	Arel Inc., wholly owned subsidiary, has a lease agreement expiring October 31, 2009, for its premises in Atlanta.

3)

Arel Learning Solutions Inc., wholly owned subsidiary, has several lease agreements for its premises in several locations in the United States. These leases expire at various dates through May 31, 2005.

	4)	Rental expenses totalled approximately $188,000, $317,000 and, $603,000 in 2003, 2002 and 2001, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITY (continued):

5)	The projected rental payments for the next five years, at rates in effect at December 31, 2003, are as follows:

U.S. dollars in thousands

2004	254
2005	179
2006	176
2007	184
2008	195

988

c.	Contingent liability:

Employee of the Company, who was terminated in September 2003, has made demands in letters sent to the Company by his legal counsel, to receive $100,000 and 133,333 options at an exercise price of $0.15, and has claimed damages. On January 29, 2004, the employee filed a claim in court against the Company in that respect. On March 17, 2004, the Company filed a counter claim in respect of damages caused by the employee.

The Company believes, based on the advice of its legal counsel, it has meritorious defenses and intends to defend vigorously against this claim. In addition, the Company does not believe that the outcome of such claim will have a material adverse effect on its financial position, results of operations and cash flows. No provision for this matter has been included in the accounts.

NOTE 8 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

	1)	The Company’s ordinary shares are traded on the Nasdaq National Market in the United States, under the symbol ARLC.

On December 31, 2003 the closing price of an ordinary share was $2.82.

	2)	As to shares issued in consideration for the purchase of a business, see note 3.

b.	Share options and warrants:

	1)	Employee share option plans:

a)

In November 1995, November 1998 and August 2000, the Company adopted three share option plans (the “Plans”), whereunder options are to be granted to employees of the Group, for no consideration. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Ordinary shares purchased upon the exercise of options have the same rights as other ordinary shares, immediately upon allotment. The aggregate amount of options to be granted under the Plans is 1,825,000. As of December 31, 2003, 587,412 options are available for grant.

Most of the options granted to the Israeli employees are subject to section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder. Section 102 provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Plans, as follows:

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2002, the amount that the company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

As from January 1, 2003, the amount that the company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as ordinary income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable.  All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

From the effective date of grant, options usually vest over 4 years so that 25% vest one year from the date of grant, and an additional 25% vest in each of the following 3 years. Any option not exercised within 10 years from grant date, will expire, unless extended by the board of directors.

During 1998, the Board of Directors of the Company resolved to grant senior officers of the Company (related parties) an aggregate of 330,000 options at an exercise price of $3.16 per option. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Through December 31, 2003, 90,000 options expired. The remaining options are fully vested.  150,000 options will expire on June 1, 2004 and 90,000 options will expire on July 9, 2005.

In 2000, the Company granted 120,000 options to a senior officer of the Company exercisable at the earlier of 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $11.00. In September 2001, the senior officer tendered his resignation from his position. Pursuant to the terms of a separation agreement, all of the options granted to the senior officer to purchase 120,000 ordinary shares vested.

In March 2001, the Company granted 150,000 options to a senior officer of the Company, exercisable until 5 years from the grant date. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $2.25.

In May 2002, the Company granted 500,000 options to a senior officer of the Company. The options are vested over 4 years from the grant date and exercisable until 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $0.93.

In July 2002, the Company granted 125,000 options to a senior officer of the Company. The options are vested over 4 years from the grant date and exercisable until 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $0.60.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

b)

A summary of the status of the Plans as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates, is presented below (also includes the options granted to senior officers of the Company, see above):

	Year ended December 31

	2003		2002		2001

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	1,727,360	2.39	1,646,860	2.88	1,483,332	3.33
Changes during the year:
Granted - at market value	525,791	1.21	655,000	0.86	511,000	1.70
Exercised	(200,000)	0.15			(2,000)	3.69
Forfeited/ Expired	(167,000)	1.77	(574,500)	2.34	(345,472)	3.06

Options outstanding at end of year	1,886,151	2.87	1,727,360	2.39	1,646,860	2.88

Options exercisable at year end	1,191,790	3.04	940,410	3.57	958,385	3.64

Weighted average fair value of options granted*		1.14		0.79		1.27

*

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions: dividend yield of 0% for all years; Expected volatility of 162%, 152% and 157% for 2003, 2002 and 2001, respectively; Risk-free interest rate of 2.7%, 4.5% and 2.5% for 2003, 2002, and 2001, respectively and expected life of 5 years for 2003, 2002 and 2001, respectively.

c)	The following table summarizes information about options outstanding at December 31, 2003 (including options granted to the Company’s senior officers):

Options outstanding			Options exercisable

Exercise prices	Number of options	Weighted average remaining contractual life	Number of options

$		Years

0.30	100,000	9.3	50,000
0.60	190,000	7.3	48,322
0.80	120,000	9.5	15,041
0.90-0.93	530,800	6.1	184,632
1.11 - 1.88*	42,651	3.0	42,651
2.25	150,000	1.5	150,000
2.33	175,000	4.3	175,000
2.63	202,700	7.0	151,172
151,172	240,000	0.8	240,000
4.44	5,000	5.0	5,000
8.77	10,000	6.0	9,973
11.00	120,000	1.6	120,000

	1,886,151		1,191,790

*	Weighted average exercise price is $1.56 for options outstanding and exercisable at December 31, 2003.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

2)	Warrants:

Under an agreement between the Company, Arelnet and Keppel Communications Pte. (“Keppel”) dated September 14, 1999, and under an additional understanding between the parties, following the above agreement, Keppel has been granted a warrant to purchase 700,000 shares of the Company.

The exercise prices are to be determined by Keppel according to one of the following options:

(a) The first 175,000 shares at $10 per share, the second 175,000 shares at $9.77 per share, the third 175,000 shares at $10.66 per share and the last 175,000 shares at $12.43 per share.

(b)

The Average Closing Price (“ACP”) of the shares on the NASDAQ during the 30-day period prior to the date of exercise + $1 per share for the first 175,000 shares, ACP + $2 per share for the second 175,000 shares, ACP + $3 per share for the third 175,000 shares and ACP + $5 per share for the last 175,000 shares.

In June 2000, Keppel exercised the first portion of the warrant to purchase 175,000ordinary shares of the Company for $10 per share.

NOTE 9 - TAXES ON INCOME:

a.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the law”)

Most of the Israeli production facilities of the Company have been granted “approved enterprise” status under this law. Since the Company has elected to receive “alternative benefits” under this law (i.e., waiver of grants in exchange for a tax exemption), the income from the Company’s approved enterprise, which was approved in 1996, is tax exempt during the first four years, commencing the first year in which the enterprise earns taxable income, and will be subject to a reduced tax rate of 25% during the following three years (restricted to year 2010). The income from the Company’s approved enterprise, which was approved in 2000, is tax exempt during the first two years, commencing the first year in which the enterprise earns taxable income, and will be subject to a reduced tax rate of 25% during the following five years (restricted to year 2012). Since the Company has not derived taxable income from the time it was granted the approved enterprise status the abovementioned periods of benefits have not yet commenced.

In the event of distribution of cash dividends from income which is tax exempt as above, the Company will have to pay tax at the rate of 25% on the amount distributed, see also note 1h(2).

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME:

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.  The Company is taxed under this law. Under the Inflationary Adjustments Law, Carryforward tax losses in Israel are linked to the Israeli CPI and can be utilized indefinitely.

As explained in note 1a, the financial statements are measured in dollars.  The difference between the change in the Israeli CPI and in the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, causes differences between taxable results and results reflected in these financial statements.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

d.	Tax rates applicable to income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular rate of 36%.

e.	Tax rates applicable to income of the U.S. subsidiaries

The subsidiaries are taxed on the basis of federal, state and local tax laws in their place of residence at a regular rate of 38%.

f.	Deferred income taxes:

	1)	Components of the Company’s deferred tax assets are as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

In respect of:
Severance pay	98	165
Vacation pay	103	78
Amortization and impairment of goodwill	6,534	7,094
U.S. operating loss carryforwards	5,595	*4,626
Israeli operating loss carryforwards	1,185	1,125
Other	314	469

	13,829	*13,557

Valuation allowance**	(13,829)	*(13,557)

	-,-	-,-

* Reclassified. ** See note 1h.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

g.	Tax assessments and carryforward tax losses

Tax assessments filed by the company through the year ended December 31, 1999 are considered to be final.
Carryforward tax losses of the Company amounted to approximately $4.5 million at December 31, 2003, with no expiration date.

The subsidiaries have not been assessed for tax purposes since incorporation.

At December 31, 2003, the subsidiaries have federal net operating losses carryforward of approximately $14.5 million, available to reduce future taxable income, which expires at various dates through 2022.

h.	Income (loss) before taxes on income:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Israel	133	(5,248)	(4,380)
United States	340	(8,408)	(21,134)

	473	(13,656)	(25,514)

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

a.	Comprised at December 31, 2003 as follows:

	Israeli currency (1)

	Unlinked	Linked (2)

	U.S. dollars in thousands

Assets:
Current assets:
Cash and cash equivalents	175
Short-term investments	2,496
Accounts receivable:
Trade	15
Other	19	86
Other assets		29

	2,705	115

Liabilities:
Current liabilities:
Current maturities of long-term loan	52
Trade	123
Accounts payable and accruals - other	864	2,296

	1,039	2,296

(1)	Not including balances in Israeli currency linked to the dollar.
(2)	To the Israeli CPI.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*

	NIS	Points

At end of year:
2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
Increase (decrease) during the year:
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%
2001	9.3%	1.4%

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31

	2003	2002

	U.S. dollars in thousands

a. Accounts receivable:
1) Trade - net of allowance for doubtful accounts in the amount of	209	233

2) Other:
Israeli Government departments and agencies	86	45
Employees	23	59
Prepaid expenses	123	119
Advances to suppliers		113
Income receivable	382	35
Sundry		63

	614	434

b.	Other assets

Other assets consist mainly of structure note bank deposit (the “Structure”) and other long-term deposits. The Structure in the amount of $500,000 bears total interest of not less than 10% and not more than 12%, over its life, depends upon the rate of the six months U.S. dollar LIBOR (“LIBOR”). The Structure will be discharge at the earlier of: (1) total interest on the Structure will reach 12%, or (2) 10 years from date of deposit. The interest income is recognized, in accordance with the provisions of EITF 96-12, “Recognition of Interest income and Balance sheet Classification of Structured Notes”, over the expected life of the Structure. Assuming the rate of the LIBOR will not exceed 4%, the Structure will be discharged at April 30, 2005.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Accounts payable and accruals – other:

	December 31

	2003	2002

	U.S. dollars in thousands

Employees and employee institutions	252	362
Provision for vacation pay	354	373
Income tax payable	2,296	2,081
Accrued expenses	790	284
Advances from customers	23	32
Related parties	3	25

	3,718	3,157

d.	Long-term loan:

Principal amount	52	64
Less - current maturities	52	16

	-,-	48

On December 10, 2002, the Company received a long-term loan from a leasing company, with respect to purchase of a vehicle, in connection with an agreement with one of its employees. The loan, denominated in unlinked NIS in the original amount of $67,000, bears interest at an annual rate of 22%. In connection with this loan, the Company recorded a pledge on the vehicle in favor of the leasing company. Under the agreement between the Company and its employee, the employee undertakes to remain in his position until the end of 2004. At that time the vehicle will be transferred to his possession, net of taxes and any costs related to the transfer of ownership.

e.	Fair value of financial instruments

The financial instruments of the Group consist of non-derivative assets and liabilities (items included in working capital and long-term loan to employee).

In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical to their carrying value.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED INCOME STATEMENT DATA:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

a. Cost of sales and services*:
Materials and components consumed	1,797	1,671	2,434
Payroll and related expenses	632	455	803
Subcontractors	941	1,175	747
Depreciation and amortization	116	72	50
Other	215	231	287

	3,701	3,604	4,321

* Including cost of services	1,500	1,505	1,073

b. Research and development expenses - net:
Total expenses	2,107	2,218	2,804
Less - grants and participations (see note 7a(1))	516		861

	1,591	2,218	1,943

c. Selling, general and administrative expenses:
Selling, net*	1,936	2,688	7,140
General and administrative	2,259	3,751	2,183

	4,195	6,439	9,323

* Net of Government participation, see note 7a(2)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED INCOME STATEMENT DATA (continued):

d.	Restructuring expenses

During 2002 and 2001, the Company was engaged in several restructuring programs to reduce operating expenses due to the dramatic and continuing slowdown in the telecommunication sector, the economy in general and the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and integration services.

As part of the 2001 program, the Company recorded restructuring expenses amounting to $961,000 in respect of closure of certain offices ($518,000) and termination of employment of 18 employees ($443,000). In 2001, $620,000 of the amounts related to the program were paid. Through December 31, 2002, all amounts related to this program have been paid.

As part of the 2002 program, the Company recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. The program included: termination of employment of 12 employees at a total cost of $1,007,000 (through December 31, 2003, all employees were terminated) and downsizing and closing of facilities ($544,000).Through December 31, 2003, all amounts related to the programs were paid, except for $22,000 in respect of closing of certain offices. In addition, as a result of the restructuring, in 2002 the Company recorded an impairment loss of $750,000, in respect of leasehold improvements, office furniture and equipment and computer equipment.

NOTE 13 - SEGMENT INFORMATION:

a.	General information:

1)

The measurement of profit or loss and assets of the reportable segments is based on the same accounting principles applied in these financial statements as described in the note on significant accounting policies.

The Company evaluates performance of these segments based upon net income (loss).

	2)	The Group operates in two reportable segments as follows:

Segment A - Segment A includes the activities of the Parent Company in Israel and the subsidiary located in Atlanta, Georgia, U.S. This segment’s activities are focused on designing, producing, marketing, integrating and supporting both satellite and terrestrial based IDEAL products on a world-wide basis.

Segment B - Segment B includes the activities of the subsidiary Arel Learning Solutions Inc. based in Dayton, Ohio, U.S., see note 3. This segment is mainly engaged in interactive video data (IVC), and network services through its wholly owned subsidiary W2COM International.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SEGMENT INFORMATION (continued):

b.	Information about reported segment profit or loss and assets:

	Segment A			Segment B			Elimination of intersegment balances			Consolidated

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

	U.S. dollars in thousands

Revenues from external customers	8,169	3,429	5,336	1,949	2,512	4,076				10,118	5,941	9,412

Depreciation and amortization	280	269	252	38	319	549				318	588	801

Amortization and impairment of goodwill					4,858	16,371					4,858	16,371

Impairment of property and equipment					750						750

Operating income (loss)	406	(5,551)	(2,307)	225	(7,928)	(21,200)				631	(13,479)	(23,507)

Financial income (expense)	(135)	123	889	(23)	(21)	(6)				(158)	102	883

Segment profits (loss)	508	(5,707)	(4,308)	(35)	(7,949)	(21,206)				473	(13,656)	(25,514)

Segment assets	16,932	40,962	43,221	385	760	7,846	(3,839)	(26,282)	(23,512)	13,478	15,440	27,555

Segment liabilities	8,295	6,351	3,872	27,012	27,352	25,520	(30,341)	(26,282)	(23,512)	4,966	7,421	5,880

Goodwill						4,858						4,858

Capital expenditures	70	172	69	8	2	190				78	174	259

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SEGMENT INFORMATION (continued):

c.	Revenues from products and services, classified by each product and service:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

IDEAL	8,283	3,685	5,721
IVC and network services	1,835	2,256	3,691

	10,118	5,941	9,412

d.	Geographic information:

1)

In 2003, 94% of the Group’s revenues (79% in 2002 and over 90% in 2001) were derived from customers located in the U.S. and the balance was mainly (4% of the Group’s revenues) from one customer located in Italy.

	2)	Over 70% of long-lived assets of the Group are located in Israel and the balance is located in the U.S.

e.	Revenues from principal customers (single customers each of which exceeds 10% of total revenues in the relevant year)*:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Customer A	3,104	676	1,725
Customer B	2,394
Customer C	47	1,080
Customer D		597

	5,545	2,353	1,725

*  All principal customers relate to segment A.

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES:

a.	As to issuance of shares, warrants and options to related parties see notes 8b(1)(a) and 8b(2).

b.

In 2001, the Company subleased premises to Arelnet, a related party. The Company and Arelnet allocated rent expenses and additional expenses (including taxes, office expenses, phone, mail, etc.) between the companies on a quarterly basis, according to the ratio of number of employees of each of the companies.

Through August 2001, under a management agreement, Arelnet paid 30% of the salary of the chief executive officer of the Company, in consideration for management services given to Arelnet. Arelnet paid the Company a total of approximately $670,000 in 2001 under the Management Agreement (including tenancy expenses).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

The Group prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. of America GAAP vary in certain significant respects, as described below:

a.	Liability for employee rights upon retirement

Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies are deducted from the related liability. Under U.S. GAAP, the amounts funded should be presented as a long-term investment among the Company’s assets. Correspondingly, the entire change in the liability will be classified as part of wages expenses and the income from the funding arrangements will be classified as financing income.

b.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise during a period from transactions and other events from non-owner sources. With respect of the Company, in addition to net loss, other comprehensive income includes unrealized holding gains (losses) on available for sale securities, net of tax. Israeli GAAP does not have this requirement.

c.	Marketable securities

The GAAP difference relates to the following matters:

	1)	Marketable securities, which are classified as “permanent investment” (investment in Arelnet)

Under Israeli GAAP, permanent investments are carried at cost (unless an “other-than-temporary” decline in their value has occurred). Such securities are classified as “available-for-sale” under U.S. GAAP and accordingly marked to market; unrealized gains and losses on these securities (unless an “other-than-temporary” decline in their value has occurred) are reported as “other comprehensive income” under the provisions of SFAS 130 (see also (b) above).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

2)	Statements of cash flows

Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities classified as “trading securities” (see note 1c) are classified as investing activities in the statements of cash flows, while under U.S. GAAP, these securities should be classified as operating activities. Consequently, the operating activities and investing activities under U.S. GAAP would be as follows:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Net cash used in operating activities	(1,825)	(3,231)	(1,143)

Net cash provided by (used in) investing activities	(4,609)	8,209	(7,549)

3)	Classification of Impairment of Investment in Arelnet Ltd.

In 2002 and 2001, the Company recorded impairment in the value of investment in Arelnet as a result of other than temporary decline in the value of such investment. As a result, the Company recorded, both under Israeli GAAP and U.S. GAAP, approximately $279,000 and $2,890,000 loss under “Impairment of Investment in Arelnet Ltd.” in the statement of operations of 2002 and 2001, respectively. Under Israeli GAAP this amount was included as a component of non-operating expenses while under U.S. GAAP the impairment loss should be classified as part of the operating expenses.

The effect on Operating Loss:

	Year ended December 31,

	2002	2001

	U.S. dollars in thousands

Operating loss as reported in these financial statements under Israeli GAAP	(13,479)	(23,507)
Effect of the classification of Impairment of investment in Arelnet Ltd. As an operating expense	(279)	(2,890)

Operating loss under U.S. GAAP	(13,758)	(26,397)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

d.	Income (loss) per share (“EPS”)

Israeli GAAP relating to computation of EPS are described in note 1l. As applicable to the Group, the main difference between the Israeli GAAP and the U.S. GAAP methods of EPS computation is that shares to be issued upon exercise of warrants and options where the exercise of which is probable, are taken into account in the computation of basic income (loss) per share under Israeli GAAP, whereas under U.S. GAAP - only the weighted average number of shares actually outstanding in the reported year is taken into account in computing basic income (loss) per share, while shares to be issued upon the exercise of warrants and options are included in the computation of diluted income (loss) per share. Also the effect of including the incremental shares from the assumed exercise of warrants and options is calculated under Israeli GAAP based on the full number of outstanding warrants and options and imputed interest on the assumed proceeds from the exercise of such warrants and options, rather than the treasury stock method under U.S. GAAP.

e.	Impairment of long-lived assets

In accordance with Israeli GAAP, commencing 2003 (see note 1m), the review of an asset for impairment is performed in relation to its recoverable value. The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company.  The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

For U.S.GAAP purposes, the company adopted in 2002 FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment cannot be reversed and the asset is continued to be carried in its new cost.

The difference in impairment approaches had no effect on the reported years.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

f.	Accounting for asset retirement obligation

For U.S.GAAP purposes the company adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations.” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the company’s credit--adjusted risk--free interest rate. The adoption of FAS 143 has not had any effect on the Company.

g.	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial

Instruments with Characteristics of both Liabilities and Equity” (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company’s financial position or results of operations.

h.	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

i.	FAS 123 pro-forma information

Had compensation cost for the Company’s plans been determined based upon the fair value of the awards granted as of the grant dates consistent with the method of SFAS 123, the Group’s income (loss) and income (loss)  per share under U.S. GAAP would have been changed to the pro-forma amounts indicated below:

	Year ended December 31

	2003		2002		2001

	As reported	Pro-forma	As reported	Pro-forma	As reported	Pro-forma

	U.S. dollars in thousands

Income (loss)	473	124	(13,656)	(14,045)	(25,514)	(26,113)

Income (loss) per share basic and diluted	0.04	0.01	(1.06)	(1.09)	(1.98)	(2.03)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

j.	The effect of these GAAP differences on the consolidated financial statements are as follows:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

1) The effect on comprehensive income (loss):

Income (loss) as reported in these financial statements under Israeli GAAP	473	(13,656)	(25,514)

Other comprehensive loss:
Unrealized income (loss) on investment in Arelnet	505	(279)	(2,600)
Less- reclassification adjustment for losses included in net loss	-	279	2,890

Other comprehensive income (loss)	505	-,-	290

Comprehensive income (loss)	978	(13,656)	(25,224)

2) The effect on income (loss) per share:

	Year ended December 31

	2003	2002	2001

Under U.S. GAAP - in dollars:
Basic	0.04	(1.06)	(1.98)

Diluted	0.04	(1.06)	(1.98)

Weighted average number of shares issued and outstanding (in thousands) - used in computation of EPS:
Basic	13,056	12,856	12,856

Diluted	13,383	12,856	12,856

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

3) The effect on shareholders’ equity:

	Year ended December 31

	2003	2002	2001

Shareholders equity as reported in these financial statements under Israeli GAAP	8,512	8,019	21,675
Effect of the treatment of gain on dilution of interest in a subsidiary (affects retained earnings)		(944)	(944)
Effect of the treatment of gain on dilution of interest in a subsidiary (affects capital surplus)		944	944
Effect of available for sale securities	505		(2,890)
Less - reclassification adjustment for losses included in net loss			2,890

Shareholders equity under U.S. GAAP	9,017	8,019	21,675

k.	Recently issued accounting pronouncements in the United States

FAS 132 (revised 2003)

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the company.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: May 17, 2004